PROSPECTUS SUPPLEMENT                                     Rule 424(b)(2)
(To Prospectus Dated December 6, 1996)                    Registration Statement
                                                          File No. 333-16781

                                5,970,000 Shares

                              TAUBMAN CENTERS, INC.

                                  COMMON STOCK



      All of the shares of Common Stock offered by this Prospectus Supplement are being sold directly by Taubman Centers, Inc. (the "Company"), to various investment advisory clients of Cohen & Steers Capital Management, Inc. The Company is not paying any underwriting discounts or commissions. The closing price of the Common Stock on the New York Stock Exchange (symbol: TCO) on December 12, 1996, was $13.00 per share.

      The Company's Articles of Incorporation impose limitations on the number of shares of Common Stock that may be owned by any shareholder or affiliated group. In general, no person may own more than 8.23% in value of the Company's outstanding capital stock. See "Restrictions on Transfer" in the Prospectus.

      The Company will use the proceeds from this offering to purchase newly issued Units of Partnership Interest in The Taubman Realty Group Limited Partnership ("TRG"). TRG will use the funds to pay down floating rate debt and to complete the acquisition of a regional shopping center. See "Use of Proceeds" in this Prospectus Supplement.

               See the discussion under the caption "Risk Factors" beginning on page 1 of the accompanying Prospectus for a discussion of certain factors relating to an investment in the Common Stock.

                               -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                              -------------------

                            PRICE $12 9/16 PER SHARE

                              --------------------

                                     Price to Public     Proceeds to Company (1)
                                     ---------------     -----------------------

Per Share.............................   $12 9/16               $12 9/16

Total.................................   $74,998,125            $74,998,125


(1)  TRG is paying the expenses of the offering.

                                -----------------


December 13, 1996

                                   THE COMPANY

      The Company believes that it is organized and operates in such a manner so as to qualify as a real estate investment trust under the Internal Revenue Code of 1986. The Company is the managing general partner of The Taubman Realty Group Limited Partnership ("TRG"), an operating partnership that engages in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, financing, and refinancing of regional shopping centers. TRG owns as its primary assets interests in regional retail shopping centers located throughout the United States (the "Taubman Shopping Centers" or "Centers"). TRG has interests in certain Centers through partnerships with unaffiliated third parties. TRG also owns development projects for future regional shopping centers and more than a 99% beneficial interest in The Taubman Company Limited Partnership, which manages the Taubman Shopping Centers and provides other services to TRG and the Company.


                                 USE OF PROCEEDS

      The Company will use the proceeds from this offering (approximately $75 million) to acquire newly issued Units of Partnership Interest in TRG, increasing its ownership to approximately 36.7%. TRG will use the funds from the Company to pay down short term, floating rate debt (approximately $53 million) under one or more of TRG's existing working capital facilities and the balance to acquire La Cumbre Plaza, which is a regional shopping center located in Santa Barbara, California. The acquisition is expected to close this month.


                              PLAN OF DISTRIBUTION

      The Company is selling all of the offered shares directly to various investment advisory clients of Cohen & Steers Capital Management, Inc. Neither the Company nor TRG is paying any underwriting discounts or commissions.


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